Adobe Systems Incorporated 345 Park Avenue San Jose, CA 95110-2704 Phone 408 536.6000 Fax 408 537.6000

June 10, 2008

David L. Orlic

Katherine Wray

Barbara C. Jacobs

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20249

Re:          Adobe Systems Incorporated

Form 10-K for the Fiscal Year Ended November 30, 2007

Filed January 24, 2008

File No. 000-15175

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated (“Adobe” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 27, 2008 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2007, filed on January 24, 2008. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended November 30, 2007

Item 7. Management’s Discussion and Analysis, page 51

Results of Operations, page 55

1.             We note your response to prior comment 1 from our letter dated April 29, 2008. Although the sample disclosure you have provided offers some additional insight into reasons for material changes in results of operations, it does not quantify the extent of contribution of multiple sources of a material change. For example, it does not specify in dollar amounts or percentages the extent to which the launch of the English versions of your CS3 family of products in the second quarter of fiscal 2007 or the release of localized versions of your CS3 family of products during the third quarter of fiscal 2007 contributed to the $461.0 million increase in revenue from your Creative Solutions segment from fiscal 2006 to fiscal 2007. As previously requested, please tell us how you determined that it was not necessary to quantify the extent of contribution of each source of a material change. See Section III.D of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In future periodic reports we will quantify the factors that have impacted revenue in the “Results of Operations” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Specifically, in response to the Staff’s comments, we intend to include disclosures similar to the following:

“Revenue from our Creative Solutions segment increased $461.0 million during fiscal 2007 as compared to fiscal 2006 of which approximately 70% relates to an increase in Creative Suites revenue and approximately 15% relates to an increase in revenue associated with our Photoshop products.

The increase in Creative Suites revenue is due to the launch of the English versions of our CS3 family of products in the second quarter of fiscal 2007 and the release of localized versions of our CS3 family of products during the third quarter of fiscal 2007, both of which contributed relatively evenly to the revenue growth. As a result of the launch of the CS3 family of products, there was an increase in the number of units sold as well as an increase in some unit average selling prices as compared to fiscal 2006. The increase in average selling price is due in part to an increase in comparable per unit pricing year over year and Adobe’s ability to move some customers to higher-priced product suites. The increase in Photoshop revenue primarily relates to the launch of new Photoshop offerings during fiscal 2007.”

Exhibits

2.                                       We note your response to prior comment 3 from our letter dated April 29, 2008. Please explain how you concluded that the company is not substantially dependent on its distribution agreements with Ingram Micro and Tech Data, given your disclosure in the first risk factor on page 40 that your business could be “seriously harmed” if the financial condition of some of your distributors substantially weakens. Please also provide supplemental support for the conclusion that you are not substantially dependent on your U.S. agreement with Ingram Micro, given that this contract represented approximately 14.4%, 13.7% and 10.7% of your total net revenues in fisca1 2005, 2006 and 2007, respectively. For instance, please tell us the nature and extent of the provisions in this agreement, including whether the contract includes a continuing commitment or obligation to buy your products or services, whether the contract provides for any minimum fees, and whether the revenues derived from this contract differ from period to period.

As we acknowledged in our letter to you dated May 12, 2008, in accordance with Item 101(c)(1)(vii) of Regulation S-K, we determined that Ingram Micro and Tech Data were each at least a 10% customer in fiscal years 2005, 2006 and 2007 (although these distributors are not the ultimate end users of our products) due to the fact that we aggregated revenues derived from all affiliated groups of Ingram Micro and Tech Data. However, our relationship with these non-exclusive distributors consist of separate distribution contracts with more than 22 of Ingram’s subsidiaries and more than 17 of Tech Data’s subsidiaries covering our arrangements in specified countries and regions.  We believe that our disclosure in the risk factor section of our periodic reports adequately reflects and discloses to investors the risk we face associated with a decline in the financial condition of either Ingram Micro or Tech Data as entities as a whole versus the risk we would face should any individual agreement with these distributors be terminated. In our next Quarterly Report on Form 10-Q, we will revise our risk factor language to clarify this risk as follows:

“We rely on distributors to sell our products and any adverse change in our relationship with our distributors could result in a loss of revenue and harm to our business.

We distribute our application products through distributors, resellers, retailers and increasingly systems integrators, ISVs and VARs (collectively referred to as “distributors”). A significant amount of our revenue for application products is from two distributors, Ingram Micro, Inc. and Tech Data Corporation which represented 19% and 9% of our net revenue for the second quarter of fiscal 2008, respectively. We have multiple non-exclusive, independently negotiated distribution agreements with Ingram Micro and Tech Data and their subsidiaries covering our arrangements in specified countries and regions. Each of these contracts has an independent duration, is independent of any other agreement (such as a master distribution agreement) and any termination of one agreement does not affect the status of any of the other agreements.  In the second quarter of fiscal 2008, no single agreement with these distributors was responsible for over 10% of our total net revenue. If any one of our agreements with these distributors were terminated, we believe we could make arrangements with new or existing distributors to distribute our products without a substantial disruption to our business; however, any prolonged delay in securing a replacement distributor could have a negative short-term impact on our results of operations.

Our distributors also sell our competitors’ products, and if they favor our competitors’ products for any reason, they may fail to market our products as effectively or to devote resources necessary to provide effective sales, which would cause our results to suffer. In addition, the financial health of these distributors and our continuing relationships with them are important to our success. Some of these distributors may be unable to withstand adverse changes in business conditions. Our business could be harmed if the financial condition of some of these distributors substantially weakens and we were unable to timely secure a replacement distributor.”

With the exception of our U.S. agreement with Ingram Micro (which represented a downward trend of approximately 14.4%, 13.7% and 10.7% of our total net revenues in fiscal years 2005, 2006 and 2007, respectively), none of the other agreements was individually responsible for over 10% of our total net revenues in any of the last three fiscal years. Furthermore, no agreement was individually responsible for over 10% of our total net revenues in the first or second quarters of fiscal year 2008, including our U.S. agreement with Ingram Micro (Ingram Micro U.S. was responsible for 8.2% and 9.0% of our total net revenues in the first and second quarters of fiscal year 2008, respectively).

We advise the Staff that the U.S. agreement with Ingram Micro may be terminated without cause by either party with 60 days written notice and with cause with 10 days written notice with the ability of the breaching party to cure within such 10 day period. The agreement is not exclusive and we have no commitment to sell, nor does Ingram Micro have a commitment to purchase, a specific amount of product (however, we do have the right to terminate the agreement if Ingram Micro does not place orders for at least $10 million, which amounts to less than 3% of our fiscal year 2007 total net revenue from Ingram Micro U.S.).  Revenue is recognized in accordance with Staff Accounting Bulletin No. 104 and fluctuates between periods.  We reduce the revenue recognized for estimated future returns, price protection and rebates at the time the related revenue is recorded.  In addition, the U.S. agreement contains standard provisions covering price protection that allows for the right to a credit if we permanently reduce the price of a software product, product returns, warranties and indemnification.  We believe that the terms of the contract are standard in our industry and to software distributor and reseller agreements generally, and are not regarded as material by investors.

Based on the foregoing, we respectfully submit that we are not substantially dependent on any of our agreements with Ingram Micro and Tech Data for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K and, therefore, do not believe that we are required to file any of these agreements as exhibits to our periodic reports.

In future periodic reports, to the extent our aggregate relationship with Ingram Micro or Tech Data requires disclosure pursuant to Item 101(c)(vii) of Regulation S-K, we will enhance the disclosure of our relationship with these distributors, including discussion of general termination provisions and commitment and exclusivity requirements.

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Please contact the undersigned at (408) 536-4380 with any questions regarding the above.

Sincerely,

ADOBE SYSTEMS INCORPORATED

By	/s/ Stuart Fagin
Stuart Fagin
Associate General Counsel

Cc:	Shantanu Narayen (Adobe Systems Incorporated)
Mark Garrett (Adobe Systems Incorporated)
Rich Rowley (Adobe Systems Incorporated)
Karen Cottle (Adobe Systems Incorporated)